FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year) June 27, 2001	4. Issuer Name and Ticker or Trading Symbol Launch Media, Inc. (LAUN)
	Yahoo! Inc.

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (Voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	X 10% Owner
701 First Avenue (Street)						Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
	Sunnyvale,	California	94089
									(Check Applicable Line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		0 (1)		N/A (1)		(1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (3-99)

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FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Stock Option (right to buy)		(2)	(2)		Common Stock	3,657,912		$0.92(2)		D

Explanation of Responses:

	/S/ Susan L. Decker	July 9, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	Senior Vice President, Finance and Administration and Chief Financial Officer of Yahoo! Inc.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(1)
In connection with the execution and delivery of an Agreement and Plan of Merger dated June 27, 2001 (the "Merger Agreement") among Jewel Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Yahoo, Inc., a Delaware corporation ("Yahoo!"), Yahoo! and Launch Media, Inc., a Delaware corporation ("Launch"), pursuant to which Purchaser will offer to purchase all of the outstanding shares of common stock of Launch (the "Offer"), and to increase the likelihood that greater that 50% of the outstanding shares of Launch common stock will be tendered in the Offer and the transactions contemplated by the Merger Agreement, Purchaser, Yahoo! and certain stockholders of Launch (the "Stockholders") entered into Stockholders Agreements, each dated June 27, 2001 (together, the "Stockholders Agreements"). Pursuant to the Stockholder Agreements, the Stockholders have granted to Yahoo!, or any of its nominees, an irrevocable proxy to vote such Stockholders' shares of Launch Common Stock in respect of any matter related to the approval and adoption of the merger contemplated by the Merger Agreement at every meeting of the stockholders of Launch, however called. As a result of the grants of this irrevocable proxy to vote, Yahoo! may be deemed to be a beneficial owner, for purposes of determining status as a 10% holder, of 3,657,912 shares of Launch's common stock beneficially owned by the Stockholders. The Stockholders Agreements are attached as exhibits to the Schedule 13D filed by Yahoo! on the date hereof, and are incorporated herein by reference.

(2)
Pursuant to the Stockholders Agreements, the Stockholders have also granted to Yahoo! an irrevocable option (the "Launch Securities Option") to purchase their shares of Launch common stock at a price per share equal to $0.92 per share, net to the Stockholder in cash, or any higher price paid or to be paid by Yahoo! or Purchaser pursuant to the Offer or the merger contemplated by the Merger Agreement. Pursuant to the Launch Securities Option set forth in the form of Stockholders Agreement executed by the officers and directors of Launch, certain related entities of such officers and directors, and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership), such option becomes exercisable, in whole but not in part, for all shares of Launch common stock subject thereto (i) if such shares of Launch common stock were not tendered in the Offer pursuant to the terms of the Stockholders Agreement or (ii) in certain circumstances upon the termination of the Merger Agreement. Pursuant to the Launch Securities Option set forth in the form of Stockholders Agreement executed by The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership, such option becomes exercisable, in whole but not in part, for all shares of Launch common stock subject thereto if such shares of Launch common stock were not tendered in the Offer pursuant to the terms of the Stockholders Agreement. Subject to certain exceptions set forth in the Stockholders Agreements, the Launch Securities Option shall terminate immediately upon the earlier to occur of (i) (A) 60 days following a termination of the Merger Agreement by Yahoo! upon the occurrence of any of the events described in Section 8.1(e) of the Merger Agreement that would allow Yahoo! to terminate the Merger Agreement (but without the necessity of Yahoo! having terminated the Merger Agreement), any termination of the Merger Agreement by Launch pursuant to Section 8.1(f) thereof shall have occurred, or any termination of the Merger Agreement by Yahoo! pursuant to Section 8.1(c) thereof shall have occurred (but only by reason of the failure of a Minimum Condition (as defined in the Merger Agreement) or the occurrence of any event set forth at paragraphs (d) or (f) of Annex I to the Merger Agreement) and (B) contemporaneously with the termination of the Merger Agreement in accordance with its terms other than as set forth in clause (i)(A), whichever of clauses (A) and (B) as shall be applicable or (ii) the Effective Time (as defined in the Merger Agreement). In the event that Purchaser shall accept and pay for shares of Launch common stock in the Offer without a Stockholder tendering such Stockholder's shares of Launch Common Stock in accordance with the terms of the Stockholders Agreements, then the Launch Securities Option shall remain exercisable for a period of 60 days following such acceptance for payment, irrespective of any other term of the Stockholders Agreements.